NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled ““PLDT offers first mobile cloud computing solution” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

March 8, 2011

The Philippine Stock Exchange
Disclosure Department
Tower One and Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT offers first mobile cloud computing solution”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

March 8, 2011

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT offers first mobile cloud computing solution”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 8, 2011

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT offers first mobile cloud computing solution”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: March 8, 2011

Exhibit 1

PLDTpressrelease

PLDT offers first mobile cloud computing solution

MANILA, Philippines, March 08, 2011 – The Philippine Long Distance Telephone Company has introduced the country’s first mobile broadband solution that offers integrated cloud-based internet protection.

Dubbed as PLDT WeRoam PROTECT, the solution allows a company’s mobile workforce to access the internet as well as the company’s intranet network and software applications through a secure wireless internet connection.

PLDT Vice President and Head of Corporate Business Jovy Hernandez said this deals with the pressing need of large companies to increase the productivity of employees while providing a secure internet experience.

“Global studies show that employees spend an average of two to three hours per day surfing the internet for non-business reasons, especially those who work in the field using mobile broadband,” Hernandez said. “The concern of large companies is that this practice exposes the end-user to security risks and, to some, even productivity losses.”

These large companies who need increased data security and higher productivity can use PLDT WeRoam PROTECT which limits internet access only to officially sanctioned websites.

“For most companies, managing their mobile internet traffic is an IT nightmare,” said PLDT Head of Corporate Business Solutions Vic Tria. “Traditionally, you would have to spend millions in software and hardware to provide enterprise-grade web security to mobile workers. PLDT WeRoam PROTECT does this all within the cloud, thus lowering costs and allowing a hassle-free and highly-scalable implementation.”

Hernandez added that through the power of cloud computing, PLDT WeRoam PROTECT can guarantee a substantial increase in mobile workforce productivity by thoroughly filtering all internet content according to the client’s needs.

Cloud computing is internet-based computing, where software, data storage and other resources are shared over the internet.

With cloud computing, mobile users can access their company’s network and applications remotely through the internet.

Powered by Zscaler, the worldwide leader in security-as-a-service solutions, PLDT WeRoam PROTECT provides a feature-rich web security solution that is globally competitive.

Exhibit 1

More information about PLDT WeRoam PROTECT is available at http://www.pldt.com/pldtweroam/ and http://appfarm.pldtcorporate.com/appfarm—protect.aspx.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless and fixed line networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 8, 2011